UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EverQuote, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

30041R108

(CUSIP Number)

Link Ventures LLLP

One Kendall Square

Suite B2106

Cambridge, MA 02139

Attn: Dominic Lloyd

(781) 228-5674

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30041R108

1	Name of Reporting Person David B. Blundin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 891,766 shares
	8	Shared Voting Power* 8,884,327 shares
	9	Sole Dispositive Power 891,766 shares
	10	Shared Dispositive Power* 8,884,327 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 9,776,093 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 29.98%
14	Type of Reporting Person (See Instructions) IN

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Recognition Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,004,016 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,004,016 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,004,016 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 3.08%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Link Ventures LLLP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power* 7,425,291 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 7,425,291 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 7,425,291 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 22.77%
14	Type of Reporting Person (See Instructions) PN

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Link Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power* 7,425,291 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 7,425,291 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 7,425,291 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 22.77%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Cogo Fund 2020, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 454,920 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 454,920 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 454,920 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 1.40%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Cogo Labs, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 454,920 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 454,920 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 454,920 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 1.40%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Link Equity Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 454,920 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 454,920 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 454,920 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 1.40%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock of the Issuer on an as-converted to Class A Common Stock basis.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) is being filed by David B. Blundin, Recognition Capital, LLC (“Recognition Capital”), Link Ventures LLLP (“Link Ventures”), Link Management LLC (“Link Management”), Cogo Fund 2020, LLC (“Cogo Fund”), Cogo Labs, LLC (“Cogo Labs”), and Link Equity Partners, LLC (“LEP”). All such parties are collectively referred to herein as the Reporting Persons.

This Amendment No. 3 amends the Schedule 13D filed with the SEC on February 9, 2022, as amended by the Amendment No. 1 to Schedule 13D filed with the SEC on March 3, 2022 and as further amended by the Amendment No. 2 to Schedule 13D filed with the SEC on March 28, 2022 (collectively, as amended, the “Schedule 13D”).

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which the Schedule 13D relates is the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of EverQuote, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 210 Broadway, Cambridge, MA 02139.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) This Schedule 13D is filed by the following beneficial owners of Class A Common Stock (each, a “Reporting Person”):

1. David B. Blundin;

2. Recognition Capital, LLC, a Delaware limited liability company (“Recognition Capital”);

3. Link Ventures LLLP, a Delaware limited partnership (“Link Ventures”);

4. Link Management LLC, a Delaware limited liability company (“Link Management”);

5. Cogo Fund 2020, LLC, a Delaware limited liability company (“Cogo Fund”);

6. Cogo Labs, LLC, a Delaware limited liability company (“Cogo Labs”); and

7. Link Equity Partners, LLC, a Delaware limited liability company (“Link Equity”).

The principal business address of each of the Reporting Persons listed above is One Kendall Square, Suite B2106, Cambridge, MA 02139.

The principal occupation of Mr. Blundin is to serve as Chairman of the Board of Directors of the Issuer.

The principal business of (i) each of Recognition Capital, Link Ventures and Cogo Fund is private investment; (ii) Link Management is to serve as general partner of Link Ventures; (iii) Cogo Labs is to serve as a technology incubator, data analytics and quantitative marketing company and as the sole manager of Cogo Fund; and (iv) Link Equity is private investment and is the sole stockholder of Cogo Labs.

(d) – (e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Blundin is a U.S. citizen.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

On April 24, 2023, Link Ventures Investment Vehicle II, LLC, a Delaware limited liability company (“LVIV”) distributed all of the securities of the Issuer it held directly to its members on a pro rata basis and Link Ventures distributed securities of the Issuer it held directly to certain partners. In addition, effective as of April 24, 2023, the Voting Agreement, dated as of February 8, 2018 (the “Voting Agreement”), by and among Link Ventures, Seth Birnbaum, Tomas Revesz, and the other parties named therein was terminated. As a result of the foregoing, the Reporting Persons no longer beneficially own any securities of the Issuer previously held directly by LVIV, the estate of Mr. Birnbaum or Mr. Revesz, and further no longer report such shares in this Schedule 13D.

All of the shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Class A Common Stock, Class B Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of such shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

None of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby revised and supplemented with the following:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each Reporting Person.

Ownership is stated as of April 24, 2023 and the ownership percentages are based upon 26,997,046 shares of Class A common stock, $0.001 par value per share, issued and outstanding (the “Class A Common Stock”) and 5,609,774 shares of Class B common stock, $0.001 par value per share, issued and outstanding (the “Class B Common Stock”), as disclosed by the Issuer in its Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 27, 2023. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder.

As of April 24, 2023, (i) Mr. Blundin directly owned 891,766 shares of Class A Common Stock, and indirectly owned 100 shares of Class A Common Stock held by his son; (ii) Recognition Capital directly owned 1,004,016 shares of Class A Common Stock; (iii) Link Ventures directly owned 1,868,829 shares of Class A Common Stock and 5,556,462 shares of Class B Common Stock; and (iv) Cogo Fund directly owned 454,920 shares of Class A Common Stock.

(a)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(b)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)	Other than as previously disclosed in this Amendment No. 3, there have been no reportable transactions with respect to the shares of the Issuer within the last 60 days by any of the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows with the following:

Mr. Blundin is a co-founder of the Issuer and has served as Chairman of the Issuer’s Board of Directors since August 2008.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated April 25, 2023, by and among David B. Blundin, Recognition Capital, LLC, Link Ventures LLLP, Link Management LLC, Cogo Fund 2020, LLC, Cogo Labs, LLC, and Link Equity Partners, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2023

/s/ David B. Blundin
David B. Blundin

RECOGNITION CAPITAL, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Manager

LINK VENTURES LLLP

By:	Link Management LLC, its general partner

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

LINK MANAGEMENT LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

LINK EQUITY PARTNERS, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

COGO FUND 2020, LLC

By:	COGO LABS, LLC, its sole manager

By:	/s/ Robert Fisher
Name:	Robert Fisher
Title:	President & Chief Executive Officer

COGO LABS, LLC

By:	/s/ Robert Fisher
Name:	Robert Fisher
Title:	President & Chief Executive Officer